Exhibit a) iv

Electra Meccanica To Ring the Nasdaq Opening Bell on August 30, 2018

VANCOUVER, Aug. 27, 2018 /PRNewswire/ - ElectraMeccanica Vehicles Corp. (NASDAQ: SOLO; SOLOW) ("Electra Meccanica" or the "Company"), a designer and manufacturer of electric vehicles, announced today that its Chairman and Chief Executive Officer, Jerry Kroll, will ring the Nasdaq Opening Bell on Thursday, August 30, 2018 to celebrate the Company's recent uplisting to the Nasdaq Capital Market.

"Our successful uplisting to the Nasdaq Capital Market is the culmination of many years of hard work by our dedicated team. We could not think of a more fitting way to celebrate this landmark event in the evolution of our Company than to ring the Nasdaq opening bell alongside our key management team and major shareholders," stated Jerry Kroll, Chairman and CEO of Electra Meccanica. "Our SOLO, the all-electric, single-passenger vehicle is a revolutionary solution to commuting. As a Company focused on developing innovative solutions, it has been a perfect fit to join the Nasdaq, the leading exchange for tech companies. The scheduled delivery of our initial batch of mass production SOLOs in the last quarter of 2018 will bring us one step closer to our greater vision of closing the last gas station. It is time for our vision to spread thanks to increased visibility among members of the financial community and general public at large, who view Nasdaq as the place to be for dynamic, high growth public companies."

Mr. Kroll will ring the opening bell at 9:30 a.m. ET and will be joined by Electra Meccanica management and board members. The event will be broadcast live from the Nasdaq MarketSite in New York, starting at 9:15 a.m. ET and viewable online at https://new.livestream.com/nasdaq/live.

About Electra Meccanica Vehicles Corp.:
Electra Meccanica is a designer and manufacturer of electric vehicles. The Company builds the innovative, all-electric SOLO, a single passenger vehicle developed to revolutionize the way people commute, and is developing the Tofino, an elegant high-performance two seater electric roadster sports car. Both vehicles are designed for the ultimate driving experience while making your commute more efficient, cost-effective and environmentally friendly.

Intermeccanica, a subsidiary of Electra Meccanica, has successfully been building high-end specialty cars for 59 years. The Electra Meccanica family aims to deliver next generation affordable electric vehicles to the masses.

For more information, visit www.electrameccanica.com.

Cautionary Statement Regarding "Forward-Looking" Information:

Some of the statements contained in this press release are forward-looking statements and information within the meaning of applicable securities laws. Forward-looking statements and information can be identified by the use of words such as "expects", "intends", "is expected", "potential", "suggests" or variations of such words or phrases, or statements that certain actions, events or results "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements and information are not historical facts and are subject to a number of risks and uncertainties beyond the Company's control. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this news release. Accordingly, readers should not place undue reliance on forward-looking statements. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements, except as may be required by law.

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SOURCE Electra Meccanica Vehicles Corp.

For more information, please contact:

Media Contact:

Zoe Tobin

KCSA Strategic Communications
Tel. (212) 896-1251
Email ztobin@kcsa.com

Investor Contact:

Todd Fromer / Allison Soss

KCSA Strategic Communications

Phone: (212) 896-1215/ (212) 896-1267

Email: electra@kcsa.com